Exhibit 5.1

January 20, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Registration Statement on Form S 8 filed by Pineapple Financial Inc. (the “Corporation ) with the Securities and Exchange Commission (the “SEC ) on January 20, 2026 elating to the 2022 Omnibus Equity Incentive Compensation Plan (the “Plan ) of the Corporation

Dear Sir or Madam:

Reference is made to the above captioned Registration Statement on Form S 8 (the Registration Statement”) filed by the Corporation on the date hereof with the SEC under the United States Securities Act of 1933, as amended (the “Securities Act ) relating to the registration of 2,598,864 ommon hares in the capital of the Corporation (the “Plan Shares”) reserved for issuance and delivery under the Plan

We have examined, and are familiar with, and have relied as to factual matters solely upon, originals or copies certified or otherwise identified to our satisfaction of such documents, records, certificates and proceedings and have made such other investigations as we have deemed necessary or appropriate for the purpose of rendering this opinion, including:

(a)	the currently effective articles and by aws of the Corporation

(b)	the Plan

(c)	a certificate of co p iance of the Corporation dated January 20, 2026; and

( )	a certificate of Shubha Dasgupta, Chief Executive Officer of the Corporation dated January 20, 2026, as to certain factual matters regarding the Corporation and attaching certain resolutions of the board of directors of the Corporation and the shareholders of the Corporation

For purposes of this opinion, we have assumed with respect to all documents examined by us, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as certified, conformed, notarial, telecopied or photostatic copies and the legal capacity of all individuals who have executed any of such documents.

We have also assumed the awards granted under the Plan will be or have been duly granted by the board of directors of the Corporation (the “Board”), a Committee of the Board (a “Committee”) or pursuant to a delegation of authority granted by the Board or a Committee, all in accordance with the terms of the Plan.

Based upon, and subject to, the foregoing and to the qualifications set forth herein, we are of the opinion that the Plan Shares have been duly authorized and, upon the due settlement, exercise or redemption, as applicable, of awards granted pursuant to the Plan all n accordance with the terms of the Plan and any Award Agreement (as defined in the Plan) will be validly issued as fully paid and non assessable common shares in the capital of the Corporation

The foregoing opinion is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein and t is given as of the date hereof. We have no responsibility or obligation and disclaim any undertaking to (i) update this opinion letter; (ii) take into account or inform any person of any changes in law, facts or other developments subsequent to this date that do or may affect the opinion we express; or (iii) advise any person of any other change in any matter addressed in this opinion letter. Our opinion expressed herein do not take into account any proposed rules, policies or legislative changes that may come into force following the date hereof.

We express no opinion as to: (i) the enforceability of any waiver of rights under any usury or stay law; or (ii) the effect of fraudulent conveyance, fraudulent transfer, or similar provision of applicable law on the conclusions expressed above.

We hereby consent to the use of our name in the Registration Statement and to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder.

Your truly,